Exhibit 99.5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

VOLUNTARY ANNOUNCEMENT

INTENTION TO CONDUCT ON-MARKET SHARE REPURCHASE

This is a voluntary announcement made by MINISO Group Holding Limited (the “Company”, together with its subsidiaries, the “Group”) to provide its shareholders (the “Shareholders”) and potential investors with information in relation to the latest developments regarding the Company.

Reference is made to the announcement of the Company dated September 15, 2023 in relation to the share purchase program (the “2023 Share Repurchase Program”) adopted by the Company to conduct share repurchase from the open market over a 12-month period.

The board (the “Board”) of directors (the “Directors”) of the Company wishes to announce that on August 30, 2024, the Board has authorised and approved a new share repurchase program (the “2024 Share Repurchase Program”), under which the Company may repurchase up to HKD2 billion in value of its outstanding ordinary shares and/or American depositary shares representing its ordinary shares (the “Shares”) from the open market over a 12-month period starting from the approval date. The Company expects to fund the repurchases under the 2024 Share Repurchase Program from surplus cash on its balance sheet.

The Board has full confidence in the Company’s business outlook and prospects, and believes that the current share price of the Company has been below its intrinsic value. By implementing the 2024 Share Repurchase Program, the Company aims to promote the interests of its Shareholders, balance the Group’s fast growth and its commitment to bringing stable and foreseeable returns to Shareholders.

The Company’s proposed repurchases under the 2024 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The Company shall conduct the repurchases by exercising its powers under the repurchase mandate granted or to be granted to the Board pursuant to the resolutions of the Shareholders passed at the annual general meeting of the Company each year to repurchase the Shares not exceeding 10% of the total number of the issued Shares (excluding any treasury Shares) as at the date of such annual general meeting (the “Share Repurchase Mandate”), with each mandate to expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of the association of the Company or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

During the period from August 30, 2024 to the date of holding the upcoming annual general meeting of the Company in 2025, the Company will conduct the repurchases under the Share Repurchase Mandate granted by the Shareholders on June 20, 2024, and for the remaining period under the 2024 Share Repurchase Program, the Company will conduct the repurchases under the Share Repurchase Mandate to be granted by the Shareholders at the upcoming annual general meeting of the Company, subject to the approval of the Shareholders and the general mandate conditions as specified above. It is the intention of the Board to implement the 2024 Share Repurchase Program during the 12- month period only in such a way and only to such an extent that would not cause a mandatory general offer obligation to arise under Rule 26 of the Codes on Takeovers and Mergers and Share Buy-backs.

The Company will conduct the share repurchase in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). Pursuant to Rule 10.06(2)(e) of the Listing Rules, an issuer shall not purchase its shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at any time after inside information has come to its knowledge until the information is made publicly available. In particular, during the period of one month immediately preceding the earlier of (i) the date of the board meeting for the approval of the issuer’s results for any year, half-year, quarterly or any other interim period; and (ii) the deadline for the issuer to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period, and ending on the date of the results announcement, the issuer shall not purchase its shares on the Stock Exchange, unless the circumstances are exceptional.

The Company will conduct the proposed share repurchases in compliance with the memorandum and articles of association of the Company, the Listing Rules, the Codes on Takeovers and Mergers and Share Buy-backs, the Companies Law of the Cayman Islands and all applicable laws and regulations to which the Company is subject to.

The Company may cancel such repurchased Shares or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

The Board believes that the current financial resources of the Company would enable it to implement the share repurchases without causing any material impact on its working capital.

The Board will review the 2024 Share Repurchase Program periodically, and may authorize adjustment of its terms and size.

Shareholders and potential investors should note that any repurchase may be done subject to market conditions and at the Board’s absolute discretion. There is no assurance of the timing, quantity or price of any repurchase. Shareholders and potential investors should therefore exercise caution when dealing in the Shares.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, August 30, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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